Exhibit 12

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)	For the Three Months Ended March 31,
	2004	2003
	(Restated)	(Restated)
Earnings available to cover fixed charges:
Income from continuing operations	$13,782	$17,308
Interest expense	15,677	14,441
Other expenses	850	—
Minority interest convertible into Common Stock	474	580
Discontinued operations	—	707

Earnings available to cover fixed charges	$30,783	$33,036

Fixed charges:
Interest expense	$15,677	$14,441
Interest capitalized	1,866	3,082

Fixed charges	$17,543	$17,523

Preferred stock dividends	2,183	2,657

Fixed charges and preferred stock dividends	$19,726	$20,180

Earnings available to cover fixed charges	$30,783	$33,036
Divided by fixed charges	$17,543	$17,523

Ratio of earnings to fixed charges	1.8x	1.9x

Earnings available to cover fixed charges	$30,783	$33,036
Divided by fixed charges and preferred stock dividends	$19,726	$20,180

Ratio of earnings to combined fixed charges and preferred stock dividends	1.6x	1.6x